 Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-126676 and Form S-8 No. 333-142759) pertaining to the 2004 Incentive Award Plan of Cogent Communications Group, Inc., and to the Registration Statements (Form S-3 No. 333-140155, Form S-3 No. 333-133200 and Form S-3ASR No. 333-144819) and related Prospectus of Cogent Communications Group, Inc. for the registration of debt securities, common stock, preferred stock, warrants and depositary shares of our reports dated March 2, 2009, with respect to the consolidated financial statements and schedule of Cogent Communications Group, Inc. and subsidiaries, and the effectiveness of internal control over financial reporting of Cogent Communications Group, Inc. included in this Annual Report (Form 10-K) for the year ended December 31, 2008.

/s/ Ernst & Young LLP

McLean, VA
March 2, 2009